August 4, 2014

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-22513

Dear Ms. Ransom:

We received your comment letter dated July 29, 2014, on the above-referenced filing, which requests a response by August 12, 2014. Pursuant to our request on July 31st to Mr. Michael Kennedy for a ten business day extension, we hereby confirm that we will respond to your comment letter on or before August 26, 2014.

Very truly yours,

/s/ Michael Deal

Michael Deal
Vice President, Associate General Counsel, and Assistant Secretary
Amazon.com, Inc.

cc:	Michael Kennedy, Staff Attorney
Division of Corporation Finance

Lilyanna L. Peyser, Special Counsel
Division of Corporation Finance

Shelley Reynolds
Vice President, Worldwide Controller and Principal Accounting Officer
Amazon.com, Inc.

David Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP